Exhibit 99.5

Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard St, P.O. Box 48600 Vancouver, BC, Canada V7X 1T2 T 604.687.5744 F 604.687.1415 blg.com

June 27, 2016

Re: Sandstorm Gold Ltd. – Registration Statement on Form F-10

We refer to the prospectus supplement to the short form base shelf prospectus forming a part of the registration statement on Form F-10 (File No. 333-206476), as amended (the “Registration Statement”) to be filed by Sandstorm Gold Ltd. (the “Corporation”) with the U.S. Securities and Exchange Commission.

We hereby consent to all references to this firm in the Registration Statement, including the references to our name on page iii, under the heading “Legal Matters” and under the heading “Interests of Experts.”

Yours truly,

/s/ Borden Ladner Gervais LLP

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